Exhibit 99.2

The share exchange described in this press release involves securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

Translation

Notice:	This document is an English translation of a statement written originally in Japanese. The Japanese original should be considered as the primary version.

September 30, 2026

To whom it may concern:

Company name:	Mitsubishi Kakoki Kaisha, Ltd.

Name of representative:	Toshikazu Tanaka, Representative Director, President and CEO
(Securities code: 6331; Prime Market of the Tokyo Stock Exchange)

Inquiries:	Tomoki Nakatani, Deputy Division Director, Planning & Administrative Division General Manager, Planning Department (TEL. +81-44-333-5354)

Notice Concerning the Setting of the Record Date for the Extraordinary Shareholders’ Meeting and the Determination of Proposals to Be Submitted to the Meeting

As stated in “Notice Concerning the Conclusion of Business Integration Agreement and Share Exchange Agreement in Respect of the Business Integration of Mitsubishi Kakoki Kaisha, Ltd. and TSUKISHIMA HOLDINGS CO., LTD., the Transition to a Holding Company Structure through an Absorption-Type Company Split of Mitsubishi Kakoki Kaisha, Ltd., the Change of Trade Name, Other Partial Amendments to the Articles of Incorporation, and the Change in Representative Director” (“Business Integration Press Release”) released today, the Company and TSUKISHIMA HOLDINGS CO., LTD. (“Tsukishima Holdings;” the Company and Tsukishima Holdings are hereinafter collectively referred to as “Companies”), for the purpose of implementing a business integration (“Business Integration”) based on the principle of equality as of April 1, 2027 (scheduled), have agreed to implement (I) an absorption-type company split (“Absorption-type Company Split”) in which the Company will be the company splitting in the absorption-type split and MKK Next, Ltd., a wholly owned subsidiary of the Company established today (“Preparatory Company”), will be the company succeeding in the absorption-type split, thereby making the Company a holding company by causing the Preparatory Company to succeed to the rights and obligations relating to all of the Company’s businesses except for the businesses related to certain functions necessary for the Company to become a holding company, (II) a share exchange (“Share Exchange”) between the Companies subject to the Absorption-Type Company Split becoming effective, and (III) a series of transactions under such holding company (for details, please see “(1) Method of the Business Integration” under “2. Summary of the Business Integration,” under “I. Business Integration” in the Business Integration Press Release ) to reorganize the businesses in their respective groups. Pursuant to resolutions adopted at board meetings of the Companies held today, the Companies have executed, based on the principle of equality, a business integration agreement and a share exchange agreement with respect to the Share Exchange, and the Company has also executed, pursuant to a resolution adopted at its board meeting held today, an absorption-type company split agreement with respect to the Absorption-Type Company Split.

The implementation of the Business Integration and the Share Exchange, and the Absorption-type Company Split is subject to approval at the shareholders’ meetings of the Companies, as well as the obtaining of any necessary permits and approvals required for the Business Integration.

Accordingly, at a board of directors meeting held today, Mitsubishi Kakoki Kaisha, Ltd. (“Company”) resolved to set a record date for convening the extraordinary general meeting of shareholders scheduled to be held on December 4, 2026 (“Extraordinary Shareholders’ Meeting”), and to approve the proposals to be submitted to the Extraordinary Shareholders’ Meeting. Therefore, the Company hereby announces the following.

1.	Record Date for the Extraordinary Shareholders’ Meeting

In order to determine the shareholders entitled to exercise voting rights at the Extraordinary Shareholders’ Meeting, the Company has set Friday, October 16, 2026 as the record date, and shareholders whose names or designation are entered or recorded in the final shareholder register as of such date shall be the shareholders entitled to exercise voting rights at the Extraordinary Shareholders’ Meeting. Accordingly, the Company hereby gives public notice of the record date as set forth below.

(1) Record Date:	Friday, October 16, 2026

(2) Date of Public Notice:	Wednesday, September 30, 2026

(3) Method of Public Notice:	Electronic public notice (To be posted on the Company’s website: https://www.kakoki.co.jp/)

2.	Date and Time, Place, and proposals of the Extraordinary Shareholders’ Meeting

(1)	Date and Time:

Friday, December 4, 2026, at 2:00 p.m.

(2)	Place: STATION CONFERENCE KAWASAKI Room D

KAWASAKI DELTA JR Kawasaki Tower Office Building 3F

1-5 Omiya-cho, Saiwai-ku, Kawasaki, Kanagawa, Japan

(3)	Proposals:

Proposal No. 1:	Approval of the Absorption-type Company Split Agreement
Proposal No. 2:	First Amendment to the Articles of Incorporation
Proposal No. 3:	Approval of the Share Exchange Agreement
Proposal No. 4:	Second Amendment to the Articles of Incorporation
Proposal No. 5:	Reduction of the Amounts of Share Capital, Capital Reserve, and Retained Earnings Reserve
Proposal No. 6:	Election of Four Directors (excluding Directors Who Are Audit and Supervisory Committee Members) in Connection with the Business Integration
Proposal No. 7:	Determination of the Amount of Remuneration for Directors (excluding Directors Who Are Audit and Supervisory Committee Members)
Proposal No. 8:	Election of One Director Who Is an Audit and Supervisory Committee Member in Connection with the Business Integration
Proposal No. 9:	Determination of the Amount of Remuneration for Director Who Is an Audit and Supervisory Committee Member
Proposal No. 10:	Election of One Substitute Director Who Is an Audit and Supervisory Committee Member
Proposal No. 11:	Determination of Remuneration for the Grant of Restricted Shares to Directors (excluding Directors Who Are Audit and Supervisory Committee Members and Outside Directors)
Proposal No. 12:	Determination of the Amount and Details of Performance-Linked Stock-Based Compensation for Directors (excluding Directors Who Are Audit and Supervisory Committee Members and Outside Directors)
Proposal No. 13:	Reduction of the Amount of Capital Reserve

Details of the proposals of the Extraordinary Shareholders’ Meeting will be announced again once they have been determined (for details of Proposals No. 1 through No. 4, please refer to the Business Integration Press Release).

End of Document

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